UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment____)

COASTLINE CORPORATE SERVICES, INC.
(Name of Issuer)

Shares of Common Stock, $0.001 Par Value
(Title of Class of Securities)

David Lubin & Associates, PLLC
5 North Village Avenue
2nd Floor
Rockville Center, New York 11570
Telephone: (516) 887-8200
Facsimile: (516) 887-8250
 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 8, 2010
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Daulat Nijjar

2. Check the Appropriate Box if a Member of a Group (See Instructions)
                              (a) [__]     (b) [__]

3. SEC Use Only

4. Source of Funds (See Instructions)
  PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization:
   United States

Number of                                                7. Sole Voting Power
Shares Beneficially                                               647,500

Owned                      By Each                 8. Shared Voting Power
Reporting                                                              -0-

Person                                                      9. Sole Dispositive Power
647,500

10. Shared Dispositive Power
     -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
647,500 shares of common stock

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)
81.7% of the issued and outstanding shares of common stock*

14. Type of Reporting Person (See Instructions)
     IN

* Based 792,999 shares of the Issuer’s common stock outstanding as of July 8, 2010.

Item 1.                      Security and Issuer

This statement relates to the common stock $0.001 par value, of Coastline Corporate Services, Inc., a Florida Corporation (the “Issuer"). The principal offices of the Issuer are currently located at 111 Second Ave. N.E. Suite 900, St. Petersburg, FL, 33701

Item 2.                      Identity and Background

(a) The name of the person filing this statement: Daulat Nijjar (the "Reporting Person").

(b)  The residence or business address of the Reporting Person is: 3340 Woodside Terrace, Fremont CA, 94539

(c)  The Reporting Person is an individual. The name, principal business, and address of the organization in which such activity is conducted are as follows: Real estate investment - 3340 Woodside Terrace, Fremont CA, 94539

(d)  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The reporting person is an individual and a citizen of the United States.

Item 3.                      Source and Amount of Funds or Other Consideration

The purchase price of $331,560 paid by the Reporting Person to Toni Eldred for the purchase of 600,000 shares of common stock of the Issuer on July 8, 2010 was made from the Reporting Person’s working capital.

Item 4.                      Purpose of Transaction

Pursuant to a Stock Purchase Agreement dated July 8, 2010, by and between the Reporting Person and Toni Eldred the Reporting Person purchased 600,000 shares of the common stock of the Issuer.  As a result of such transaction, the Reporting Person acquired a controlling interest of 75.7% of the issued and outstanding share capital of the Issuer.  Such purchase was made for control of the Issuer.  In addition, the Reporting Person acquired a total of 47,500 shares of common stock from three other shareholders resulting in the Reporting Person owning a total of 647,500 common shares, or 81.7% of the issued and outstanding share capital of the issuer.

Item 5.                      Interest in Securities of the Issuer

(a) The Issuer has 792,999 issued and outstanding shares of common stock.  The Reporting Person owns 647,500 shares (representing 81.7%) of the issued and outstanding common stock of the Issuer.

(b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares reported above in this Item 5.

(c) Other than the acquisition of the shares reported herein, the Reporting Person has not affected any transactions in the shares of the Issuer during the past 60 days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stock Purchase Agreement dated July 8, 2010, by and between Daulat Nijjar and Toni Eldred.

Item 7.                      Material to Be Filed as Exhibits

Stock Purchase Agreement dated July 8, 2010, by and between Daulat Nijjar and Toni Eldred.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 22, 2010

By:	/s/ Daulat Nijjar
Name:	Daulat Nijjar

  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).